Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2017

($000’s)

6/30/2017
Assets
Cash and Balances Due From Depository Institutions	$28,930,463
Securities	110,114,701
Federal Funds	51,218
Loans & Lease Financing Receivables	276,413,785
Fixed Assets	4,477,993
Intangible Assets	12,859,050
Other Assets	24,062,996

Total Assets	$456,910,206
Liabilities
Deposits	$357,756,287
Fed Funds	998,184
Treasury Demand Notes	0
Trading Liabilities	878,885
Other Borrowed Money	33,876,373
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	12,866,522

Total Liabilities	$410,176,251
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	31,649,555
Minority Interest in Subsidiaries	799,285

Total Equity Capital	$46,733,955
Total Liabilities and Equity Capital	$456,910,206